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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934

FLAG Telecom Group Limited

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G3529X106

(CUSIP Number)

Nancy L. Sanborn Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G3529X106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 312,039 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,039 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC

Page 2 of 20 Pages

CUSIP No. G3529X106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Infrastructure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 551,270 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,270 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 20 Pages

CUSIP No. G3529X106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Uttar Pradesh Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 448,000 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,000 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 20 Pages

CUSIP No. G3529X106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Infocomm Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO ; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 742,952 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,952 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 20 Pages

CUSIP No. G3529X106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Gateway Net Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF ; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 742,952 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,952 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.1%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 20 Pages

CUSIP No. G3529X106

Item 1. Security and Issuer.

     This Statement (the “Statement”) relates to the common shares, par value $1.00 per share (the “FLAG Common Stock”) of FLAG Telecom Group Limited, a Bermuda corporation (“FLAG”).

     The principal executive office of FLAG is 9 South Street, London W1K 2XA, United Kingdom.

Item 2. Identity and Background.

     (a)-(c); (f): The names of the persons filing this Statement are Reliance Gateway Net Limited, a company incorporated under the laws of India (“Gateway”), Reliance Infocomm Limited, a company incorporated under the laws of India (“Infocomm”), Reliance Communications Uttar Pradesh Private Limited, a company incorporated under the laws of India (“Uttar Pradesh”) , Reliance Communications Infrastructure Limited, a company incorporated under the laws of India (“Communications”) and Reliance Industries Limited, a company incorporated under the laws of India (“RIL” and, together with Gateway, Infocomm, Uttar Pradesh and Communications, the “Reporting Persons” and each a “Reporting Person”).

     The principal business address and principal office address of Gateway is Dhirubhai Ambani Knowledge City, Block E, SB-14, 1st Floor, Thane-Belapur Road, Koparkhairane, Navi Mumbai 400 709, India. Gateway is a holding company and directly owns 100% of Gateway Net Bermuda Limited, a company incorporated under the laws of Bermuda (“Gateway Bermuda”). Gateway Bermuda was formed solely for the purpose of consummating the transactions described in Item 4. The name, business address, present principal occupation or employment and citizenship of each director of Gateway is set forth on Schedule I.

     Gateway is a direct, wholly owned subsidiary of Infocomm. The principal business address and principal office address of Infocomm is Dhirubhai Ambani Knowledge City, Block E, SB-14, 1st Floor, Thane-Belapur Road, Koparkhairane, Navi Mumbai 400 709, India. Infocomm is a telecommunications company in India that offers a complete range of telecommunication services for mobile and fixed line telephony, national and international long distance services and a wide range of value added services and applications. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Infocomm is set forth on Schedule I.

     Uttar Pradesh owns a 60.3% indirect interest in Gateway (through its direct 60.3% interest in Infocomm). Uttar Pradesh is a direct, wholly owned subsidiary of Communications. The principal business address and principal office address of Uttar Pradesh is Dhirubhai Ambani Knowledge City, Block E, SB-14, 1st Floor, Thane-Belapur Road, Koparkhairane, Navi Mumbai 400 709, India. Uttar Pradesh is a company in India formed for the purposes of undertaking business in the areas of telecommunication services and information technology. The name, business address, present principal occupation or employment and citizenship of each director of Uttar Pradesh is set forth on Schedule I.

Page 7 of 20 Pages

CUSIP No. G3529X106

     Communications owns a 74.2% indirect interest in Gateway (through its direct 100% interest in Uttar Pradesh and direct 13.9% interest in Infocomm). The principal business address and principal office address of Communications is 2nd Floor, Brindavan, Shreeram Mills Premises, Ganpatrao Kadam Marg, Worli, Mumbai, India 400 013. Communications owns the telecommunications infrastructure used by Infocomm to provide telecommunication services in India. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Communications is set forth on Schedule I.

     RIL owns a 42% indirect interest in Gateway (through its direct 45% interest in Communications and direct 8.6% interest in Infocomm) and may be deemed to control Gateway. The principal business address and principal office address of RIL is Maker Chambers IV, 4th Floor, Nariman Point, Mumbai 400 021, India. RIL is a diversified company and has operations that include the exploration and production of oil and gas, the manufacture of petroleum products, polyester products, polyester intermediates, plastics, polymer intermediates, chemicals and synthetic textiles and fabrics. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of RIL is set forth on Schedule I.

     (d)-(e): During the last five years, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Gateway, FLAG and Harbert Distressed Investment Master Fund, Ltd. (the “Shareholder”) have entered into the HMC Agreement dated as of December 4, 2003 (the “HMC Agreement”), with respect to 742,952 shares of FLAG Common Stock owned by the Shareholder (the “Shareholder Shares”). No Shareholder Shares were purchased by Gateway or FLAG pursuant to the HMC Agreement and thus no funds were used for such purpose. However, Gateway has agreed to pay $1,000,000 to the Shareholder as consideration for the HMC Agreement, upon consummation of the transactions contemplated by the Amalgamation Agreement (as defined in Item 4 below). Infocomm will provide such funds, from its internal sources, to Gateway as a loan. For a description of the HMC Agreement, see “Item 4. Purpose of Transaction” below, which description is incorporated into this Item 3 by reference. A copy of the HMC Agreement is filed as Exhibit A and is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

     (a)-(j): The purpose of the HMC Agreement is to facilitate the consummation of the transactions contemplated by the Agreement and Plan of Amalgamation dated as of October 16, 2003 (as amended by amendments dated October 28, 2003 and December 4, 2003, the “Amalgamation Agreement”) between FLAG and Gateway. Except as otherwise provided in

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CUSIP No. G3529X106

this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Amalgamation Agreement, a copy of which is attached as Exhibit B hereto and is incorporated herein by reference in its entirety.

     Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Gateway, the Shareholder and FLAG under the HMC Agreement but is not an affirmation by any of the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the “1934 Act”) and Rule 13d-5(b)(1) thereunder.

     Pursuant to the HMC Agreement, the Shareholder agreed, among other things, to vote the Shareholder Shares: (a) in favor of the approval and adoption of the Amalgamation Agreement and each of the transactions contemplated thereby and (b) against (i) any proposal made in opposition to or in competition with the Amalgamation and the transactions contemplated by the Amalgamation Agreement, (ii) any amalgamation, scheme of arrangements, merger, reorganization, consolidation, share exchange, business combination, sale of assets, recapitalization, liquidation, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction with or involving FLAG, other than the Amalgamation Agreement and the transactions contemplated thereby and (iii) any other action the consummation of which would reasonably be expected to impede, frustrate, interfere with, impair, delay or prevent consummation of the transactions contemplated by the Amalgamation Agreement; provided that the Shareholder shall not be obligated or bound by its agreement to vote as provided in clause (a) above until the time (the “Voting Effective Time”) that is the earlier of (A) the Shareholder shall have received evidence reasonably satisfactory to it that the registration of the FLAG Common Stock under Section 12 of the 1934 Act has been effectively terminated pursuant to Rule 12g-4 promulgated thereunder (the “Deregistration”) prior to the day of the taking of the vote to approve and adopt the Amalgamation Agreement and (B) FLAG and Gateway shall have received written notice from the Shareholder that it has in its sole discretion determined to vote in favor of the approval and adoption of the Amalgamation Agreement.

     Also, pursuant to the HMC Agreement, the Shareholder (i) revoked any and all previous proxies granted with respect to the Shareholder Shares, and (ii) granted a proxy appointing Kees van Ophem and/or Patrick Gallagher, FLAG’s Assistant Secretary and Chief Executive Officer, respectively, effective as of the Voting Effective Time, as the Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters as Gateway or its proxy or substitute shall, in Gateway’s sole discretion, deem proper with respect to the Shareholder Shares in accordance with the Shareholder’s agreement to vote as described above. The proxy granted by the Shareholder is irrevocable and is granted in consideration of Gateway’s agreement to pay the Shareholder an aggregate $1,000,000, upon consummation of the transactions contemplated by the Amalgamation Agreement; provided, however, that such proxy shall be revoked upon termination of the HMC Agreement.

     In addition, the Shareholder agreed in the HMC Agreement that during its term it will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shareholder Shares, (ii) sell, assign, transfer,

Page 9 of 20 Pages

CUSIP No. G3529X106

encumber, deliver pursuant to any tender or exchange offer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shareholder Shares or (iii) seek or solicit any such sale, assignment, transfer, encumbrance, delivery or other disposition or any such contract, option or other arrangement or assignment or understanding and agreed to notify Gateway promptly and to provide all details requested by Gateway if the Shareholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

     The Shareholder also agreed that during the term of the HMC Agreement it will not (i) exercise any rights (including, without limitation, under the Bermuda Companies Act of 1981, as amended) to demand appraisal of any Shareholder Shares which may arise with respect to the Amalgamation, (ii) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire any of the business, property or capital stock of FLAG or any direct or indirect subsidiary of FLAG, or any acquisition of any FLAG Common Stock or other equity interest in, or any assets of, FLAG or any direct or indirect subsidiary of FLAG, whether by merger, amalgamation, purchase of assets, tender offer or other transaction or (iii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing.

     Pursuant to the HMC Agreement, FLAG agreed to use all reasonable efforts to cause the Deregistration to become effective. Notwithstanding the foregoing, in order to continue providing Gateway and the shareholders of FLAG with material information regarding FLAG, FLAG agreed, to the extent permitted by applicable law or regulation, to continue to file with the Securities and Exchange Commission the periodic reports that it would have filed in the absence of the Deregistration.

     The HMC Agreement may be terminated by any party thereto at the earlier of the consummation of the Amalgamation and March 10, 2004.

     The transactions contemplated by the Amalgamation Agreement are summarized as follows:

     On October 16, 2003, Gateway and FLAG entered into the Amalgamation Agreement pursuant to which Gateway has agreed to cause Gateway Bermuda to amalgamate with FLAG. Upon consummation of the Amalgamation, the separate existence of both FLAG and Gateway Bermuda will cease. The new company resulting from the Amalgamation, also to be named “FLAG Telecom Group Limited” (“New FLAG”), will own all of the assets and liabilities of both FLAG and Gateway Bermuda. Pursuant to the Amalgamation Agreement, each share of FLAG Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive $97.41 in cash. In addition, holders of options to purchase FLAG Common Stock will be entitled to receive, for each option, cash equal to the difference between $97.41 and the applicable exercise price of the option, multiplied by the number of shares of FLAG Common Stock covered by the option. Upon consummation and as a result of the Amalgamation, New FLAG will become a subsidiary of Gateway.

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CUSIP No. G3529X106

     The Amalgamation is subject to various conditions and approvals, including approval of the shareholders of FLAG and the satisfaction of other terms and conditions in the Amalgamation Agreement.

     The foregoing descriptions of the transactions contemplated by the HMC Agreement and the Amalgamation Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed respectively as Exhibits A and B hereto, and such exhibits are specifically incorporated by reference in response to this Item 4.

     Except as set forth in this Statement, the HMC Agreement and the Amalgamation Agreement, none of the Reporting Persons nor, to the best of each of the Reporting Person’s knowledge, the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a): As a result of the HMC Agreement, (i) Gateway may be deemed to beneficially own 742,952 shares of FLAG Common Stock, which constitutes approximately 37.1% of the outstanding shares of FLAG Common Stock, (ii) Infocomm, through its direct interest in Gateway, may be deemed to beneficially own 742,952 shares of FLAG Common Stock, which constitutes approximately 37.1% of the outstanding shares of FLAG Common Stock, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to beneficially own 448,000 shares of FLAG Common Stock, which constitutes approximately 22.4% of the outstanding shares of FLAG Common Stock, (iv) Communications, through its indirect interest in Gateway, may be deemed to beneficially own 551,270 shares of FLAG Common Stock, which constitutes approximately 27.6% of the outstanding shares of FLAG Common Stock and (v) RIL, through its indirect interest in Gateway, may be deemed to beneficially own 312,039 shares of FLAG Common Stock, which constitutes approximately 15.6% of the outstanding shares of FLAG Common Stock. Each Reporting Person, however, hereby disclaims beneficial ownership of such shares of FLAG Common Stock. The percentage of FLAG Common Stock outstanding calculation is based on 2,000,000 shares of FLAG Common Stock outstanding as of October 16, 2003.

     Except through their respective interests in Gateway, to the best of each Reporting Person’s knowledge, none of the persons listed on Schedule I attached hereto beneficially owns any shares of FLAG Common Stock.

     (b): The following information required by Item 2 is based solely upon the Schedule 13D filed with the Securities and Exchange Commission on December 9, 2003 by the HMC Shareholders (as defined below) (the “HMC Schedule 13D”): (i) Gateway may be deemed to share the power to vote 742,952 shares of FLAG Common Stock with the Shareholder, HMC Distressed Investment Offshore Manager, L.L.C. (“HMC Management”), the investment manager of the Shareholder, HMC Investors, L.L.C., its managing member (“HMC Investors”), Philip Falcone, a member of HMC Management and the portfolio manager of the Shareholder,

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CUSIP No. G3529X106

Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Shareholder, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as an “HMC Shareholder” and collectively may be referred to as the “HMC Shareholders”), (ii) Infocomm, through its direct interest in Gateway, may be deemed to share the power to vote 742,952 shares of FLAG Common Stock with the HMC Shareholders, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to share the power to vote 448,000 shares of FLAG Common Stock with the HMC Shareholders, (iv) Communications, through its indirect interest in Gateway, may be deemed to share the power to vote 551,270 shares of FLAG Common Stock with the HMC Shareholders and (v) RIL, through its indirect interest in Gateway, may be deemed to share the power to vote 312,039 shares of FLAG Common Stock with the HMC Shareholders. The Shareholder is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce is 555 Madison Avenue, Suite 2800, New York, New York 10022.

     However, none of the Reporting Persons is entitled to any rights as a shareholder of FLAG as to the shares of FLAG Common Stock that are subject to the HMC Agreement and each Reporting Person disclaims any beneficial ownership of the shares of FLAG Common Stock that are covered by the HMC Agreement.

     To the knowledge of each Reporting Person, based solely upon the HMC Schedule 13D, none of the HMC Shareholders, during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Except through their interests in Gateway, none of the persons listed on Schedule I attached hereto may be deemed to share the power to vote any shares of FLAG Common Stock.

     (c): Except with respect to the transactions contemplated by the HMC Agreement and the Amalgamation Agreement which are described in response to Item 4 above and incorporated herein by reference, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, the individuals named in Schedule I hereto, has effected any transaction in FLAG Common Stock during the past 60 days.

     The descriptions of the transactions contemplated by the HMC Agreement and the Amalgamation Agreement in Item 4 are qualified in their entirety by reference to the respective

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CUSIP No. G3529X106

agreements and documents, copies of which are filed as Exhibits A and B hereto, and such exhibits are specifically incorporated into this Item 5 by reference.

     (d): Except as set forth in this Item 5, no other person is known by any of the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of FLAG Common Stock that may be deemed to be beneficially owned by any of the Reporting Persons.

     (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See “Item 4. Purpose of Transaction” for a description of the HMC Agreement and the Amalgamation Agreement, which are qualified in their entirety by reference to the respective agreements. Copies of the HMC Agreement and the Amalgamation Agreement, filed as Exhibits A and B hereto, are specifically incorporated by reference in response to this Item 6.

     In addition, Gateway and FLAG entered into a Letter Agreement dated as of October 16, 2003 (as amended on October 28, 2003, the “Letter Agreement”). Pursuant to the Letter Agreement, Gateway and FLAG agreed that, if FLAG determines, in its sole discretion, that it is necessary, proper or advisable for it to enter into or execute any agreement with any of its shareholders (each, a “Contracting Shareholder”) to waive FLAG's rights to recover, and/or to agree not to take or facilitate any action to seek to recover, profits under Section 16(b) of the 1934 Act from such Contracting Shareholder or its affiliates arising out of the consummation of the Amalgamation and the payment of the Amalgamation Consideration to such Contracting Shareholder or its affiliates, in such form as it shall reasonably determine to be appropriate for such purpose (which form shall be reasonably acceptable to Gateway) (each such agreement, a “Non-Action Agreement”), it may do so. Also, promptly after such a determination by FLAG, Gateway (on behalf of itself and its subsidiaries) agreed, and agreed to cause Gateway Bermuda to, execute with any Contracting Shareholder a Non-Action Agreement in a form substantially similar to that executed with such Contracting Shareholder by FLAG.

     Also, RIL and FLAG entered into a letter agreement dated October 16, 2003 (as amended on October 28, 2003, the “RIL Agreement”) whereby RIL agreed (i) to provide the necessary financial resources to enable Gateway to timely pay the entire amount of the Amalgamation Consideration to the exchange agent pursuant to the terms and conditions of the Amalgamation Agreement and (ii) to cause Gateway to timely discharge its other obligations under the Amalgamation Agreement in accordance with the terms and conditions thereof.

     The foregoing descriptions of the Letter Agreement and the RIL Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed respectively as Exhibits C and D hereto, and such exhibits are specifically incorporated by reference in response to this Item 6.

Item 7. Material to Be Filed as Exhibits.

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CUSIP No. G3529X106

Exhibit A	HMC Agreement dated as of December 4, 2003 among Gateway the Shareholder and FLAG

Exhibit B	Agreement and Plan of Amalgamation dated as of October 16, 2003 between Gateway and FLAG; Amendment to the Agreement and Plan of Amalgamation dated October 28, 2003 between Gateway and FLAG; Second Amendment to the Agreement and Plan of Amalgamation dated December 4, 2003 between Gateway and FLAG

Exhibit C	Letter Agreement dated as of October 16, 2003 between Gateway and FLAG; Amendment to the Letter Agreement dated October 28, 2003 between Gateway and FLAG

Exhibit D	Letter Agreement dated October 16, 2003 between RIL and FLAG; Amendment to the Letter Agreement dated October 28, 2003 between RIL and FLAG

Exhibit E	Agreement among the Reporting Persons to file this Statement jointly

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CUSIP No. G3529X106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Industries Limited

December 11, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Communications Infrastructure Limited

December 11, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Communications Uttar Pradesh Private Limited

December 11, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Infocomm Limited

December 11, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Gateway Net Limited

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CUSIP No. G3529X106

SCHEDULE I

DIRECTORS OF GATEWAY

The name, business address, title, present principal occupation or employment of each of the directors of Gateway are set forth below. Gateway has no executive officers. If no business address is given, the director’s business address is Dhirubhai Ambani Knowledge City, Block E, SB-14, 1st Floor, Thane-Belapur Road, Koparkhairane, Navi Mumbai 400 709, India.

Name and Citizenship	Principal Occupation and Address
V K Gandhi The Republic of India	Officer of Reliance Industries Limited
Laxmidas Vallabhdas Merchant The Republic of India	Officer of Reliance Industries Limited Reliance Infocomm Limited “B” Block, 1st Floor; Dhirubai Ambani Knowledge City, Koparkairane, Navi Mumbai, India 400 709
K R Raja The Republic of India	Officer of Reliance Industries Limited Reliance Infocomm Limited “B” Block, 1st Floor, SB-1, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai India 400 709

DIRECTORS AND EXECUTIVE OFFICERS OF INFOCOMM

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Infocomm are set forth below. If no business address is given, the director’s or executive officer’s business address is Dhirubhai Ambani Knowledge City, Block I, SB-14, 2nd Floor, Thane-Belapur Road, Koparkhairane, Navi Mumbai 400 709, India. The directors are designated with asterisks (*).

Page 16 of 20 Pages

CUSIP No. G3529X106

Name and Citizenship	Principal Occupation and Address
* Mukesh Dhirubhai Ambani The Republic of India	Chairman & Managing Director of Reliance Industries Limited Maker Chambers IV, 5th Floor, 222 Nariman Point, Mumbai, India 400 021
* Shri Manoj Harjivandas Modi The Republic of India	Consultant
* Anand Jai Kumar Jain The Republic of India	Industrialist
* Bharat Goenka The Republic of India	Executive Director of Tally Solutions Private Limited 331-336 Raheja Arcade, Koramangala, Bangalore, India 560 095

DIRECTORS OF UTTAR PRADESH

The name, business address, title, present principal occupation or employment of each of the directors of Uttar Pradesh are set forth below. Uttar Pradesh has no executive officers.

Name and Citizenship	Principal Occupation and Address
Anand Jai Kumar Jain The Republic of India	Industrialist Reliance Infocomm Limited Block I, 2nd Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709
Shri Manoj Harjivandas Modi The Republic of India	Consultant Reliance Infocomm Limited Block I, 2nd Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709
K R Raja The Republic of India	Officer of Reliance Industries Limited Block B, 1st Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709

DIRECTORS AND EXECUTIVE OFFICERS OF COMMUNICATIONS

Page 17 of 20 Pages

CUSIP No. G3529X106

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Communications are set forth below. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address
*Mukesh Dhirubhai Ambani The Republic of India	Chairman & Managing Director of Reliance Industries Limited Maker Chambers IV, 5th Floor, 222 Nariman Point, Mumbai, India 400 021
*Anand Jai Kumar Jain The Republic of India	Industrialist Reliance Infocomm Limited Block I, 2nd Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709
*Shri Manoj Harjivandas Modi The Republic of India	Consultant Reliance Infocomm Limited Block I, 2nd Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709
*K R Raja The Republic of India	Officer of Reliance Industries Limited Block B, 1st Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709
Srinivasan Ramesh The Republic of India	Executive Officer of Reliance Communications Infrastructure Limited Reliance Infocomm Limited Block D, 1st Floor; Dhirubai Ambani Knowledge City, Koparkairane, Navi Mumbai India 400 709

DIRECTORS AND EXECUTIVE OFFICERS OF RIL

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of RIL are set forth below. If no business address is given, the director’s or executive officer’s business address is Maker Chambers IV, 5th Floor, Nariman Point, Mumbai 400 021, India. The directors are designated with asterisks (*).

Page 18 of 20 Pages

CUSIP No. G3529X106

Name and Citizenship	Principal Occupation and Address
* Mukesh Dhirubhai Ambani The Republic of India	Chairman & Managing Director of Reliance Industries Limited
* Anil Dhirubhai Ambani The Republic of India	Vice Chairman & Managing Director of Reliance Industries Limited
* Nikhil Rasiklal Meswani The Republic of India	Executive Director of Reliance Industries Limited
* Hital Rasiklal Meswani The Republic of India	Executive Director Reliance Industries Limited Block I, 2nd Floor, Dhirubai Ambani Knowledge City, Koparkhairane, Navi Mumbai, India 400 709
* Hardev Singh Kohli The Republic of India	Executive Director Reliance Industries Limited Village Mora, P O Bhatha Surat-Hazira Road, Surat India 394 510
* Ramniklal Hirachand Ambani The Republic of India	Industrialist Yashraj Investments & Leasing Co. P. Ltd. 7, Gadhavi Society Near Ishita Tower Near Swati Society Navrangpura, Ahmedabad India 380 014
* Mansingh Laxmidas Bhakta The Republic of India	Solicitor Kanga & Co. Readymoney Mansion 43 Veer Nariman Road Mumbai India 400 023
* Tonse Ramesh Upendra Pai The Republic of India	Industrialist “Chitrakala” Manipal Karnataka India 576 119
* Yogendra Premkrisha Trivedi The Republic of India	Advocate – Supreme Court of India 23, Atlanta Nariman Point Mumbai India 400 021

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CUSIP No. G3529X106

* Dr. Dharam Vir Kapur The Republic of India	Professional Advisor Meredian Commercial Tower Windsor Place, Janpath New Delhi India 110 001
* Mahesh Prasad Modi The Republic of India	Professional Advisor B-92, Sector 27 Noida, Uttar Pradesh India 201 301
* Sankaramaray Venkitaramanan The Republic of India	Professional Advisor 19, Crescent Avenue Keshavaperumalpuram Chennai India 600 028

Page 20 of 20 Pages